UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Progress Software Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

743312100
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,332,446
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,332,446
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,332,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 904,838
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 904,838
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,574,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,574,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,574,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,574,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,574,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,574,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,574,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,574,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,574,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,574,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,574,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,574,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,574,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,574,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,574,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,574,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,574,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,574,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,574,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,574,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,574,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 743312100

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 3,332,446 Shares beneficially owned by Starboard V&O Fund is approximately $62,022,502, excluding brokerage commissions.  The aggregate purchase price of the 904,838 Shares beneficially owned by Starboard LLC is approximately $16,910,225, excluding brokerage commissions. The aggregate purchase price of the 1,336,716 Shares held in the Starboard Value LP Account is approximately $24,994,662, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 63,908,000 Shares outstanding, as of October 2, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 10, 2012.

A.	Starboard V&O Fund

(a)	As of the close of business on October 25, 2012, Starboard V&O Fund beneficially owned 3,332,446 Shares.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 3,332,446
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,332,446
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on October 25, 2012, Starboard LLC beneficially owned 904,838 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 904,838
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 904,838
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 743312100

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard Value LP

(a)
As of the close of business on October 25, 2012, 1,336,716 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 3,332,446 Shares owned by Starboard V&O Fund, (ii) 904,838 Shares owned by Starboard LLC and (iii) 1,336,716 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 5,574,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,574,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,332,446 Shares owned by Starboard V&O Fund, (ii) 904,838 Shares owned by Starboard LLC and (iii) 1,336,716 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 5,574,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,574,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,332,446 Shares owned by Starboard V&O Fund, (ii) 904,838 Shares owned by Starboard LLC and (iii) 1,336,716 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

CUSIP NO. 743312100

(b)	1. Sole power to vote or direct vote: 5,574,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,574,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,332,446 Shares owned by Starboard V&O Fund, (ii) 904,838 Shares owned by Starboard LLC and (iii) 1,336,716 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 5,574,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,574,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,332,446 Shares owned by Starboard V&O Fund, (ii) 904,838 Shares owned by Starboard LLC and (iii) 1,336,716 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,574,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,574,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 743312100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 743312100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

(125,523)	21.3444	09/27/2012
(63,049)	21.3389	09/28/2012
(4,585)	21.5632	10/01/2012
(25,677)	21.5491	10/01/2012
(40,849)	21.7442	10/02/2012
(29,178)	21.9770	10/03/2012
(20,424)	21.8046	10/04/2012
(16,048)	21.6950	10/05/2012
252,800	18.6853	10/08/2012
252,800	17.7487	10/09/2012
85,320	18.0343	10/10/2012
71,226	18.4657	10/11/2012
(37,426)	18.5920	10/12/2012
33,433	18.6324	10/12/2012
(95,864)	18.5854	10/15/2012
(74,187)	18.7094	10/16/2012
(41,545)	18.2188	10/17/2012
28,314	19.0002	10/18/2012
9,429	18.7938	10/18/2012
56,663	18.9994	10/18/2012
147,286	18.9026	10/18/2012
9,164	18.8521	10/19/2012
78,747	18.7263	10/19/2012
15,800	18.5270	10/22/2012
53,088	19.0049	10/23/2012

STARBOARD VALUE AND OPPORTUNITY S LLC

(36,749)	21.3444	09/27/2012
(18,459)	21.3389	09/28/2012
(1,342)	21.5632	10/01/2012
(7,517)	21.5491	10/01/2012
(11,959)	21.7442	10/02/2012
(8,542)	21.9770	10/03/2012
(5,980)	21.8046	10/04/2012
(4,698)	21.6950	10/05/2012
56,800	18.6853	10/08/2012
56,800	17.7487	10/09/2012
19,170	18.0343	10/10/2012
16,004	18.4657	10/11/2012
(10,421)	18.5920	10/12/2012

CUSIP NO. 743312100

7,512	18.6324	10/12/2012
(26,639)	18.5854	10/15/2012
(20,616)	18.7094	10/16/2012
(11,545)	18.2188	10/17/2012
6,361	19.0002	10/18/2012
2,118	18.7938	10/18/2012
12,731	18.9994	10/18/2012
33,093	18.9026	10/18/2012
2,059	18.8521	10/19/2012
17,693	18.7263	10/19/2012
3,550	18.5270	10/22/2012
11,928	19.0049	10/23/2012

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

(52,828)	21.3444	09/27/2012
(26,535)	21.3389	09/28/2012
(1,930)	21.5632	10/01/2012
(10,806)	21.5491	10/01/2012
(17,192)	21.7442	10/02/2012
(12,280)	21.9770	10/03/2012
(8,596)	21.8046	10/04/2012
(6,754)	21.6950	10/05/2012
90,400	18.6853	10/08/2012
90,400	17.7487	10/09/2012
30,510	18.0343	10/10/2012
25,470	18.4657	10/11/2012
(15,253)	18.5920	10/12/2012
11,955	18.6324	10/12/2012
(39,020)	18.5854	10/15/2012
(30,197)	18.7094	10/16/2012
(16,910)	18.2188	10/17/2012
10,125	19.0002	10/18/2012
3,372	18.7938	10/18/2012
20,262	18.9994	10/18/2012
52,669	18.9026	10/18/2012
3,277	18.8521	10/19/2012
28,160	18.7263	10/19/2012
5,650	18.5270	10/22/2012
18,984	19.0049	10/23/2012